FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For August 30, 2013

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter 2014 Results

-  Company Announces First Quarter Cash Dividend of $0.05 Per Share And

Special Cash Dividend of $0.02 Per Share -

FOR IMMEDIATE RELEASE

MACAO (August 30, 2013) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2013.

Net sales for the first quarter ended June 30, 2013 were $11.1 million, a decrease of 23.2% compared to net sales of $14.5 million for the same quarter ended June 30, 2012. Net sales decreased by 18.2% to $5.8 million in the Company’s plastic segment and decreased by 28.1% to $5.3 million in the electronic and metallic segment.   The operating loss in the first quarter was $1.4 million, compared to an operating loss of $0.3 million for the same quarter of fiscal 2013.

Total gross margin decreased to 7.0% in the first quarter ended June 30, 2013 compared to 15.4% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 8.7% of net sales for the first quarter of fiscal 2014 compared to 19.1% of net sales for the same quarter of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to increases in labor cost resulting from a raise in minimum wage rate, and in factory overheads as a percentage of sales. Gross profit margin in the electronic and metallic segment decreased to 5.0% of net sales for the first quarter ended June 30, 2013 compared to 12.0% of net sales for the year-ago quarter.  The decrease in gross profit and margin in the electronic and metallic segment was mainly attributed to increases in raw materials and labor costs as a percentage of sales, resulting from a higher labor rate.

The Company reported a net loss of $1.7 million for the first quarter ended June 30, 2013 compared to a net income of $0.04 million for the quarter ended June 30, 2012.  Deswell reported a basic and diluted loss per share of ($0.11) for the first quarter of fiscal 2014, (based on 16,289,000 and 16,289,000 weighted average shares outstanding, respectively) compared to a basic and diluted income per share of $0.0025, (based on 16,203,000 and 16,207,000 weighted average shares outstanding, respectively) for the quarter ended June 30, 2012.

The Company's financial position remained strong at the end of the first quarter of fiscal year 2014, with $29.5 million in cash and cash equivalents at June 30, 2013, compared to $32.0 million at June 30, 2012.  Working capital totaled $56.2 million as of June 30, 2013, versus $58.2 million as of June 30, 2012.  Furthermore, the Company has no long-term or short-term borrowings as of June 30, 2013.

Mr. Franki Tse, Chief Executive Officer, commented, “We are still facing a challenging environment which is reflected in our decreased sales in the quarter.  Given the increases in labor wages, RMB appreciation and weak export sales, we believe the situation will remain difficult for the near term, but expect to see some slight improvement later this fiscal year. We will continue to be cautious with our expenses, and plan to sell some out of date SMT and idle injection machines, restructure our factory operations  and keep strengthening our R&D and marketing teams. We are working closely with customers on both OEM and ODM projects, to explore more sales, business and investment opportunities. Our balance sheet remains strong with no short-term or long term debt..”

First Quarter Dividends
The Company also announced that on August 30, 2013 its board of directors declared a cash dividend of $0.05 per share and a special cash dividend of $0.02 for the fiscal first quarter ended June 30, 2013.  The dividends will be payable on September 30, 2013 to shareholders of record as of September 11, 2013.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2013	2013
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$29,460	$32,030
Fixed deposits maturing over three months	9,878	8,684
Marketable securities (note 2)	5,687	6,168
Available-for-sale securities (note 2)	1,474	1,586
Accounts receivable, net	10,495	8,291
Inventories (note 4)	11,727	11,376
Prepaid expenses and other current assets	1,319	1,152
Total current assets	70,040	69,287
Property, plant and equipment - net	41,676	42,694
Deferred income tax assets	195	192
Goodwill	392	392
Total assets	$112,303	$112,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$4,771	$3,144
Accrued payroll and employee benefits	4,337	4,133
Customer deposits	1,184	1,254
Other accrued liabilities	1,396	1,260
Income taxes payable	629	592
Deferred income tax liabilities	653	606
Dividend payable	838	-
Total current liabilities	13,808	10,989

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding June 30, 2013 - 16,228,308 (note 6);
March 31, 2013 - 16,387,648	52,457	52,443
Additional paid-in capital	6,406	6,831
Accumulated other comprehensive income	5,176	5,288
Retained earnings	34,456	37,014
Total shareholders' equity	98,495	101,576
Total liabilities and shareholders' equity	$112,303	$112,565

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended	Quarter ended
	June 30,	June 30,
	2013	2012

Net sales	$11,120	$14,488
Cost of sales	10,347	12,250
Gross profit	773	2,238
Selling, general and administrative expenses	2,579	2,579
Other income, net	414	22
Operating loss	(1,392)	(319)
Non-operating income (loss), net	(250)	443
Income (Loss) before income taxes	(1,642)	124
Income taxes	78	84
Net income (loss) attributable to Deswell Industries, Inc.	$(1,720)	$40

Other comprehensive loss
Unrealized loss on available-for-sale securities	$(112)	$(49)
Comprehensive loss attributable to Deswell Industries, Inc.	$(1,832)	$(9)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income (loss) per share	$(0.11)	$0.0025
Weighted average common shares outstanding		.
shares (in thousands)	16,289	16,203

Diluted:
Net income (loss) per share	$(0.11)	$0.0025
Weighted average number of shares
outstanding (in thousands)	16,289	16,207

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Quarter ended	Quarter ended
	June 30,	June 30,
	2013	2012
Cash flows from operating activities :
Net income (loss)	$(1,720)	$40
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	979	1,110
(Reversal of) provision for doubtful accounts	(23)	94
Allowances for obsolete inventories	169	169
Gain on disposal of property, plant and equipment	(118)	(34)
Unrealized holding (gain) loss on marketable securities	481	(46)
Deferred tax	44	24
Changes in operating assets and liabilities :
Accounts receivable	(2,181)	96
Inventories	(520)	(188)
Prepaid expenses and other current assets	(167)	126
Accounts payable	1,627	(125)
Accrued payroll and employee benefits	204	(200)
Customer deposits	(70)	(700)
Other accrued liabilities	136	311
Income taxes payable	37	58
Net cash provided by (used in) operating activities	(1,122)	$735

Cash flows from investing activities
Purchase of property, plant and equipment	(35)	(49)
Proceeds from disposal of property, plant and equipment,	192	47
Purchase of marketable securities	-	(1,997)
Increase in fixed deposits maturing over three months	(1,194)	1,496
Net cash used in investing activities	(1,037)	(503)

Cash flows from financing activities
Dividends paid	-	(324)
Exercise of stock options	11	610
Purchase of Common stock	(422)	(42)
Net cash provided by (used in) financing activities	(411)	244

Cash effect of exchange rate changes	-	-

Net increase (decrease) in cash and cash equivalents	(2,570)	476
Cash and cash equivalents, at beginning of period	32,030	33,073
Cash and cash equivalents, at end of period	29,460	33,549

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	11	2

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2013 and March 31, 2013, the results of operations for the quarter ended June 30, 2013 and June 30, 2012, and the cash flows for the quarter ended June 30, 2013 and June 30, 2012.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 16, 2013 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2013

	Cost	Gross Unrealized gain/ (loss)	Fair value

Marketable securities

Equity securities	$5,982	$186	$6,168

Available-for-sale securities

Corporate debt securities	$1,614	($28)	$1,586

	June 30, 2013

	Cost	Gross Unrealized gain/ (loss)	Fair value

Marketable securities

Equity securities	$5,982	($295)	$5,687

Available-for-sale securities

Corporate debt securities	$1,614	($140)	$1,474

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss)from these marketable securities are included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended June 30, 2013.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

During the quarter ended June 30, 2013, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at June 30, 2013 was more than 10 years.

3.        Income from Available-For-Sale Securities

For the quarter ended June 30, 2013, the interest income derived from the available-for-sale securities of $31,000 and the unrealized gain on available-for-sale securities of $112,000 have been separately presented as non-operating income and other comprehensive loss.

4.        Inventories

	June 30,	March 31,
	2013	2013
Inventories by major categories :
Raw materials	$6,262	$6,565
Work in progress	3,957	3,080
Finished goods	1,508	1,731
	$11,727	$11,376

5.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarters ended June 30, 2013 and 2012 were both from the Company’s continuing operations.

6.        Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased.

The Company has authorized a sole broker to execute the stock buyback plan in compliance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934.

As of June 30, 2013, 578,502 common shares have been repurchased under the stock buyback plan for a total consideration of $1.5 million at an average price of $2.64 per share.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2013 Compared to Quarter Ended June 30, 2012

Net Sales - The Company’s net sales for the quarter ended June 30, 2013 were $11,120,000, a decrease of $3,368,000, or 23.2%, as compared to the corresponding period in fiscal 2013.  The decrease in sales was mainly related to the decrease in sales of $1,292,000 in our plastic segment and of $2,076,000 in our electronic and metallic segment.  These represent decreases of 18.2% and 28.1% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $1,623,000 mainly for printing equipment, tooling and baby cutlery products, offsetting an increase in orders from existing customers of $441,000 for telephone products.   The decrease of net sales in the electronic and metallic segment was largely due to a decrease in orders of $2,766,000 from existing customers for professional audio equipment, home entertainment and vending machine products, offsetting an increase of $689,000 in sales for professional audio equipment with existing customers.

Gross Profit - The gross profit for the quarter ended June 30, 2013 was $773,000, representing a gross profit margin of 7.0%.  This compares with the overall gross profit and gross profit margin of $2,238,000 or 15.4% for the quarter ended June 30, 2012.

Gross profit in the plastic segment decreased by $848,000 to $505,000 or 8.7% of net sales, for the quarter ended June 30, 2013, as compared to $1,353,000 or 19.1% of net sales, for the quarter ended June 30, 2012.  The decrease in gross margin in the plastic segment was mainly attributed to increases in labor cost resulting from a raise of minimum wage rate, as well as in factory overheads, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment decreased by $617,000 to $268,000, or 5.0% of net sales, for the quarter ended June 30, 2013, as compared to $885,000 or 12.0% of net sales, for the same period of last fiscal year. The decrease in gross margin was mainly attributed to increases in raw materials cost and labor cost resulting from higher minimum wage rate, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2013 were $2,579,000, the same total as that of the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 23.2% for the quarter ended June 30, 2013, as compared to 17.8% for the same quarter of last fiscal year.

The SG&A expenses in the plastic segment totaled $1,651,000, or 28.4% of net sales, for the quarter ended June 30, 2013, as  compared to the same expense total, or 23.3% of net sales for the corresponding period in fiscal 2013.  Increases of $87,000 in the staff cost and welfare, and of $129,000 in director remuneration of the SG&A expenses for the quarter ended June 30, 2013 were offset by the decreases of $128,000 in local government taxes and registration charges, of $26,000 in legal and professional fees as well as of $48,000 in depreciation expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment totaled $928,000, or 17.5% of net sales for the quarter ended June 30, 2013, compared to the same expense total, or 12.6% of net sales for the corresponding period in fiscal 2013.  The decreases of $21,000 in local government taxes and registration charges, and of $14,000 in other expenses of the SG&A expenses for the quarter ended June 30, 2013 were offset by the increases of $11,000 in staff cost and welfare, and of $20,000 in selling expenses, as compared with the corresponding quarter in the prior fiscal year.

Other income - Other income was $414,000 for the quarter ended June 30, 2013, as compared to other income of $22,000 for the quarter ended June 30, 2012.

On a segment basis, other income attributable to the plastic segment was $193,000 as compared to other expense of $35,000 for the same quarter last year.  The other income for the quarter ended June 30, 2013 was mainly due to an increase of $145,000 in exchange gain and a decrease of $83,000 in provision for doubtful receivables, as compared to the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $221,000 for the quarter ended June 30, 2013, as compared to other income of $57,000 for the year-ago quarter. The increase in other income for the quarter ended June 30, 2013 was mainly due to increases of $48,000 in exchange gain and of $62,000 in gain from disposal of fixed assets, and a reversal of provisions of $35,000 for doubtful receivables, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,392,000 for the quarter ended June 30, 2013, as compared with operating loss of $319,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $953,000 or negative 16.4% of net sales in the quarter ended June 30, 2013 compared to an operating loss of $333,000 or negative 4.7% of net sales in the corresponding period of fiscal 2013.   The increase in operating loss in the plastic division was mainly due to a decrease in gross margin as described above.

Operating loss in the electronic and metallic segment was $439,000, or negative 8.3% of net sales in the quarter ended June 30, 2013 compared to an operating income of $14,000 or 0.2% of net sales in the corresponding period of fiscal 2013.  The increase in operating loss as a percentage of net sales of the electronic and metallic segment was mainly due to decreases in net sales as well as in gross margin as described above.

Non-operating income – Non-operating expense was $250,000 for the quarter ended June 30, 2013 as compared to non-operating income of $443,000 for the year-ago quarter.  The increase of non-operating expense is mainly attributable to decreases of $207,000 of income from securities investment and an unrealized loss of $522,000 on revaluation of marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended June 30, 2013 was comprised of an income tax expense of $37,000 and a deferred tax provision of $41,000, as compared to an income tax expense of $60,000 and a deferred tax provision of $24,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $10,000 and a deferred tax provision of $41,000 in the plastic segment for the quarter ended June 30, 2013, as compared to an income tax expense of $31,000 and a deferred tax provision of $24,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended June 30, 2013 was comprised of an income tax expense of $27,000, as compared to an income tax expense of $29,000 in the corresponding quarter of fiscal 2013.

Net Loss – The Company had a net loss of $1,720,000 for the quarter ended June 30, 2013 as compared to net income of $40,000 for the quarter ended June 30, 2012.   Net loss for the quarter ended June 30, 2013 represented negative 15.5% of net sales, compared to 0.3% of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended June 30, 2013 totaled $1,210,000, as compared to a net income of $5,000 for the corresponding quarter in fiscal 2013.  The increase in net loss was mainly the result of decreases in gross margin and non-operating income, as well as increase in SG&A expenses for the quarter as described above.

Net loss for the electronic and metallic segment for the quarter ended June 30, 2013 was $510,000, as compared to a net income of $35,000 for the corresponding quarter in fiscal 2013.  The increase in net loss of the electronic and metallic segment was primarily the result of lower gross margins and higher SG&A expenses as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of June 30, 2013, the Company had working capital of $56,232,000 as compared to $58,298,000 at June 30, 2012.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of June 30, 2013.

As of June 30, 2013, the Company had cash and cash equivalents of $29,460,000, as compared to $32,030,000 at June 30, 2012.  During the quarter ended June 30, 2013, net cash used in operating activities was $1,122,000.  Net cash used in investing activities was $1,037,000, mainly accounted for by $1,194,000 increase in time deposits over three months and $35,000 in purchase of fixed assets, offsetting proceeds of $192,000 from disposal of fixed assets during the quarter ended June 30, 2013.   Net cash used in financing activities was comprised mainly of $422,000 in repurchase of the Company’s common shares, offsetting $11,000 cash received from the exercise of employee stock options in the quarter ended June 30, 2013.

As of June 30, 2013, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: August 30, 2013